Exhibit 99.3

IM Cannabis Announces Warrant Amendments and Form F-3 Resale Registration Statement Filing

Toronto, Ontario and Glil Yam, Israel – August 13, 2025 – IM Cannabis Corp. (“IM Cannabis” or the “Company”) (NASDAQ: IMCC), a leading medical cannabis company with operations in Israel and Germany, announces that it has agreed with holders (each, a “Holder”) of common share purchase warrants (“November 2024 Warrants”) issued by the Company as part of its non-brokered private placement offering which closed on November 12, 2024 to: (x) reduce the exercise price of each November 2024 Warrant from C$4.32 to C$3.43; and (y) extend the expiration date of each November 2024 Warrant from November 12, 2026 to July 31, 2030 (together, the “Transaction”).

Form F-3 Resale Registration Statement

The Company also announces that, further to its press release dated July 31, 2025 (the “July 31 Release”), it has filed a resale registration statement on Form F-3 (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”). Capitalized terms not otherwise defined herein have the meanings attributed to them in the July 31 Release.

The Resale Registration Statement registered an aggregate of 4,982,517 Common Shares comprised of (i) 1,202,000 Common Shares, (ii) 848,000 Common Shares issuable upon exercise of the Pre-Funded Warrants, (iii) 2,050,000 Common Shares issuable upon the exercise of the Warrants, (iv) 140,000 Common Shares issuable upon the exercise of certain Common Share purchase warrants issued to Pure Equity Ltd. (“Finder’s Warrants”) in connection with the Offering, and (v) 742,517 Common Shares issuable upon the exercise of the November 2024 Warrants (including, in each case, any securities issued or issuable as a result of stock splits, stock dividends, combinations, recapitalizations or similar events or pursuant to anti-dilution or other adjustments). A copy of the Resale Registration Statement will be available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar.

The Resale Registration Statement has been filed with the SEC but has not yet become effective. The Common Shares and Common Shares issuable upon the exercise of the Pre-Funded Warrants, the Warrants, the Finder’s Warrants and the November 2024 Warrants, as applicable, covered by the Resale Registration Statement (the “Securities”) may not be sold, nor may offers to buy any such Securities be accepted, prior to the time the Resale Registration Statement becomes effective by the SEC. If declared effective by the SEC, the selling shareholders may use the prospectus relating to the Resale Registration Statement from time to time to resell their Securities. The Company will not receive any proceeds from the sale of any of the Securities by the selling shareholders.

This news release does not constitute an offer to sell  or the solicitation of an offer to buy any of the Company’s securities, including the Securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Related Party Transaction

Oren Shuster, a director and officer of the Company, Shmulik Arbel, a director of the Company and Rafael Gabay, an insider of the Company, (together, the “Participating Insiders”) each participated in the Transaction as a Holder of November 2024 Warrants. Mr. Shuster holds 194,110 November 2024 Warrants, Mr. Arbel holds 48,349 November 2024 Warrants and Mr. Gabay holds 194,088 November 2024 Warrants.

The participation of the Participating Insiders in the Transaction constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and would have required the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the Transaction in accordance with MI 61-101, prior to the completion of the Transaction. However, in completing the Transaction, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Participating Insiders’ participation in the Transaction as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the Transaction, insofar as it involved the Participating Insiders, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101).

The Transaction was approved by the members of the board of directors of the Company (the “Board”) who are independent for the purposes of the Transaction insofar as it involved the Participating Insiders. No special committee was established in connection with the Transaction.

Further details will be included in a material change report to be filed by the Company. The Company did not file a material change report more than 21 days before the closing date of the Transaction as the Participating Insiders were treated equally with each of the other Holders. In the Company’s view, the shorter period was necessary to permit the Company to close the Transaction in a timeframe consistent with usual market practice for transactions of this nature and was reasonable in the circumstances.

Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, in connection with the Early Warning Reports (as defined herein) which will be filed by Oren Shuster, whose registered address is 22, Hanachal St. Ra’anana, Israel, 4356990 and Rafael Gabay, whose registered address is Shmerling 8, Tel Aviv, Israel 5251241 (collectively, the “Acquirors”) in connection with their acquisition of securities of the Company, whose registered address is Kibbutz Glil Yam, Central District, Israel, 4690500.

Effective August 13, 2025, the Company completed the Transaction.

Immediately prior to the completion of the Transaction, Oren Shuster, along with his joint actor, Ewave Group Ltd., a privately held entity of which Mr. Shuster owns and controls 50% of the outstanding voting, owned an aggregate of 898,350 Common Shares, 194,110 Common Share purchase warrants exercisable into Common Shares, 21,875 options exercisable into Common Shares and a debenture in the principal amount C$260,935.40, convertible into up to 99,975 Common Shares at a deemed price of C$2.61 per Common Share, which represented approximately 17.12% of the Company’s issued and outstanding Common Shares on a non-diluted basis (based on 5,246,812 Common Shares issued and outstanding prior to the completion of the Transaction), and 21.83% on a partially diluted basis if Mr. Shuster converted all of the convertible securities owned or controlled by him.

As a result of the Transaction, Mr. Shuster, along with its joint actor, Ewave Group Ltd., a privately held entity of which Mr. Shuster owns and controls 50% of the outstanding voting, now beneficially owns or controls an aggregate of 898,350 Common Shares, 194,110 Common Share purchase warrants exercisable into Common Shares, 21,875 options exercisable into Common Shares and a debenture in the principal amount C$260,935.40, convertible into up to 99,975 Common Shares at a deemed price of C$2.61 per Common Share, which represents approximately 17.12% of the Company’s issued and outstanding Common Shares on a non-diluted basis (based on 5,246,812 Common Shares issued and outstanding as of the date hereof), and 21.83% on a partially diluted basis if Mr. Shuster converted all of the convertible securities owned or controlled by him.

Immediately prior to the completion of the Transaction, Rafael Gabay, along with his joint actor, Ewave Group Ltd., a privately held entity of which Mr. Gabay owns and controls 50% of the outstanding voting, owned an aggregate of 518,525 Common Shares, 244,637 Common Share purchase warrants exercisable into Common Shares, 1,500 options exercisable into Common Shares and a debenture in the principal amount C$260,278.70, convertible into up to 99,723 Common Shares at a deemed price of C$2.61 per Common Share, which represented approximately 9.88% of the Company’s issued and outstanding Common Shares on a non-diluted basis (based on 5,246,812 Common Shares issued and outstanding prior to the completion of the Transaction), and 15.48% on a partially diluted basis if Mr. Gabay converted all of the convertible securities owned or controlled by him.

As a result of the Transaction, Mr. Gabay, along with its joint actor, Ewave Group Ltd., a privately held entity of which Mr. Gabay owns and controls 50% of the outstanding voting, now beneficially owns or controls an aggregate of 518,525 Common Shares, 244,637 Common Share purchase warrants exercisable into Common Shares, 1,500 options exercisable into Common Shares and a debenture in the principal amount C$260,278.70, convertible into up to 99,723 Common Shares at a deemed price of C$2.61 per Common Share, which represents approximately 9.88% of the Company’s issued and outstanding Common Shares on a non-diluted basis (based on 5,246,812 Common Shares issued and outstanding as of the date hereof), and 15.48% on a partially diluted basis if Mr. Gabay converted all of the convertible securities owned or controlled by him.

The Acquirors acquired the above-noted securities for investment purposes. In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise.

The Acquirors currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company’s business or corporate structure, a change in the Company’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

The Acquiror most recently filed early warning reports on November 12, 2024 (the “Prior EWRs”). Since then, the Company has issued Common Shares in a variety of transactions, which has resulted in the Acquirors’, together with their joint actors’, holdings to decrease by more than 2%. As there was a material change to the Prior EWRs, the requirement to file an early warning report under applicable Canadian Securities legislation was triggered (together, the “Early Warning Reports”).

Copies of the Early Warning Reports may be found at SEDAR+ at www.sedarplus.ca under IM Cannabis’ profile. For further information, or to obtain copies of the Early Warning Reports, please contact the Acquirors by emailing michal.l@imcannabis.com or calling 972 542815033.

About IM Cannabis Corp.

IM Cannabis (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IM Cannabis ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution center, and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Resale Registration Statement becoming effective and selling shareholders reselling their Securities pursuant to the Resale Registration Statement

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany. Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report dated March 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.cawww.sedarplus.ca and Edgar at www.sec.gov/edgarwww.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.